UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLICLY-HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend, on first call, the Extraordinary Shareholders' Meeting (“Meeting”) to be held on November 14, 2024, at 10:30 am, in the exclusively digital format, as detailed below, for the purposes of Resolution No. 81/2022 (“RCVM 81”), and which agenda will be the following:

1.	Approve the ratification of the hiring of Forvis Mazars Auditores Independentes - Sociedade Simples, headquartered in the city of Campinas, State of São Paulo, at Av. Coronel Silva Teles, 1002, Suite 54, 5th floor, ZIP 13024-001, registered with the CNPJ/MF under No. 07.326.840/0004-30, registered with the Regional Accounting Council of the State of São Paulo under CRC No. 2SP023701/O-8, for the assessment of the net equity of ELEB Equipamentos Ltda., a limited liability company, headquartered in the city of São José dos Campos, State of São Paulo, at Rua Itabaiana, No. 40, Jardim Petrópolis, ZIP 12237-540, registered with the CNPJ/MF under No. 55.763.775/0001-00 (“ELEB”), to be absorbed by the Company as a result of the merger (“Appraisal Report”);
2.	Approve the Appraisal Report;
3.	Review, discuss and approve the “Protocol and Justification for the Merger of ELEB Equipamentos Ltda. by EMBRAER S.A.” (“Protocol”), which sets forth the terms, conditions and justification for the merger of ELEB by the Company;
4.	Approve the merger of ELEB by the Company, under the terms established in the Protocol, effective as of January 1, 2025;
5.	Authorize the Company management to perform all acts required for the achievement and implementation of the adopted resolutions; and
6.	Elect alternate members of the Company Fiscal Council, pursuant to the Management Proposal.

Pursuant to paragraph 6 of Section 124 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those referred to in articles 11, 22 and 25 of RCVM 81, are available to shareholders at the Company headquarters and on the websites of the Company (ri.embraer.com.br), the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) (www.gov.br/cvm/) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the world wide web.

General Instructions:

a) Shareholders may participate in the Meetings through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b) To participate in the Meetings directly, through a legal representative (or proxy), we request that you submit to the Company, at least 48 hours prior to the date of the Meetings, the following documents: (i) power of attorney with special powers for representation at the Meetings, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours prior to the Meetings, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

c) The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

Additional Information on participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: Shareholders who choose to participate in the Shareholders’ Meetings through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, and the guidelines and details for connection in the electronic environment will be sent to the shareholders (or, if applicable, their legal representatives or proxies) who express their interest in participating in the Meetings through an e-mail to investor.relations@embraer.com.br, until November 12, 2024, which include the documents required for such shareholder’s participation in the Meeting as detailed in the Manual for participation in the Meeting, published on the same date and available on the websites indicated below.

The electronic participation system to be made available by the Company will enable shareholders registered within the aforementioned period to make statements and vote at the Meetings without being physically present, as set forth in RCVM 81.

Detailed rules and guidelines, as well as the procedures and additional information for shareholder’s participation in the Meetings by means of the electronic participation system, are contained in the Management’s Proposal available on the Internet on the website of the Company (ri.embraer.com.br), the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the world wide web.

DISTANCE VOTING BALLOT: to participate in the Meetings through distance voting ballot (boletim de voto à distância), shareholders shall send a distance voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meetings published on the date hereof and available on the websites specified above.

São José dos Campos, October 14, 2024.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations